
06019186

GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

December 1, 2006

Great Quest Discovers Gold in a Dyke Cross-Cutting the Main Djambaye 2 Gold Zone

VANCOUVER, BC - Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), is pleased to announce the extension in length of the Djambaye 1 and Kabaya Est gold zones as well as results from preliminary sampling on a new northwest-southeast striking diorite dyke that cross-cuts the main Djambaye 2 gold zone in the company's Kenieba concession, western Mali, West Africa.

Thirty-three reject samples, taken along a 1,131-metre length of the Djambaye 1 zone, ranged from 61 to 34,545 parts per billion (ppb) gold and averaged 2,728 ppb gold. Reject samples are taken from material that was previously dug from pits, panned to remove as much of the gold as possible, and discarded. After omitting the highest samples (15,195 and 34,545 ppb), these reject samples still averaged 1,299 ppb gold. Two holes previously intersected this zone: KN 02-03, drilled in 2003, intersected 29.8 metres of 0.66 grams per tonne (g/t) gold and KN 37-06, drilled in 2006, intersected 7.9 metres of 8.02 g/t gold. The new results extend the known length of the Djambaye 1 zone from 986 to 1,131 metres.

In the Kabaya 1 area, seven samples taken in February from reject material over 308 metres along a diorite dyke averaged 3,562 ppb gold. In the most recent program, four pits were dug north of the previous sampling over a length of 257 metres. Averaging the sample results from each pit and then averaging those results again yielded 555 ppb gold. This dyke has now been traced for 565 metres and will henceforth be referred to as the Kabaya Est zone.

In sampling the diorite dyke cross-cutting the Djambaye 2 gold zone, seven reject samples were taken over a length of 375 metres. The samples ranged from 36 to 2,854 ppb gold and averaged 833 ppb gold. There is evidence in the form of orpaillage, or hand-dug pits, that this dyke could extend an additional 402 metres or more southeast from the last sample site. An eighth sample taken from the diorite dyke at this distance assayed 206 ppb gold.

All of the zones described above are prospective for drilling and additional pitting and sampling will be carried out over the 402-metre length of the cross-cutting dyke in the Keneiba concession where no sampling has yet been done. Great Quest will also continue to extend the known length of its feature gold zone - Djambaye 2 - as well as the Djambaye 1 gold zone. The complete schedule for the 2006-2007 drill program will be announced soon. Carl Verley (P. Geo.), the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"
Willis W. Osborne
President

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ
Frankfurt Exchange: GQM

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Great Quest Metals Ltd.
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

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